

November 17, 2021

João Vitor N. Menin T. de Souza
Chief Executive Officer
Inter Platform, Inc.
Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, Brazil, ZIP Code 30 190-131

> **Re: Inter Platform, Inc.**
> **Registration Statement on Form F-4**
> **Filed November 3, 2021**
> **File No. 333-260701**

Dear Mr. N. Menin T. de Souza:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4 filed November 3, 2021

Questions and Answers About the Proposed Transaction
What is the source of funds for redemption of the Cash Redeemable Shares, page 5

1. We note your disclosure that Holdfin is negotiating with Brazilian financial institutions the final terms of a debt financing to redeem Cash Redeemable Shares up to the amount of the Cash Redemption Threshold. To the extent the financing will not be in place at the time of effectiveness, please include a summary discussion in the Question and Answer section of any risks related to the final terms not yet being negotiated and how this may impact your ability to complete the transaction. Please also include a cross reference to the more detailed risk factors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Francesa Odell